DANIEL J. BERGESON, Bar No. 105439
dbergeson@be-law.com
KYUNG M. LEE, Bar No. 262128
klee@be-law.com
BERGESON, LLP
303 Almaden Boulevard, Suite 500
San Jose, CA 95110-2712
Telephone: (408) 291-6200
Facsimile: (408) 297-6000

Attorneys for Defendant
PHILLIP GOLDSTEIN

SUPERIOR COURT STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

FIRSTHAND TECHNOLOGY VALUE FUND, INC., a Maryland corporation, Plaintiff, vs. PHILLIP GOLDSTEIN, an individual; ASA GOLD AND PRECIOUS METALS, LIMITED, a Bermuda corporation; and DOES 1 through 20, inclusive, Defendants.	Case No. 113CV253875 **DEFENDANT PHILLIP GOLDSTEIN'S MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT OF HIS SPECIAL MOTION TO STRIKE THE THIRD CAUSE OF ACTION AND FOR RECOVERY OF ATTORNEYS' FEES AND COSTS** Date: December 19, 2013 Time: 9:00 a.m. Judge: Hon. Mark H. Pierce Courtroom: 9 Complaint Filed: September 30, 2013

TABLE OF CONTENTS

I. INTRODUCTION 1

II. FACTUAL BACKGROUND 1

A. Firsthand 1

B. ASA and Goldstein 2

C. Goldstein's Communications and Activities as a Firsthand Shareholder 2

III. ARGUMENT 4

A. Background of the Anti-SLAPP Statute 4

B. Firsthand's Section 17200 Claim "Arises From" Goldstein's Exercise of Free Speech. 5

C. The Section 17200 Claim Is Predicated on Speech Appearing in a Public Forum on a Matter of Public Interest. 5

1. The Internet is a public forum. 5

2. The accuracy of reports about public companies is an issue of public interest. 6

D. The Section 17200 Claim is Predicated on Conduct in Furtherance of the Exercise of Free Speech in Connection With an Issue of Public Interest 7

E. Firsthand Cannot Establish a Likelihood of Prevailing on its Section 17200 Claim. 8

1. Firsthand Bears the Burden to Establish a Probability of Prevailing on its Section 17200 Claim. 8

2. Goldstein's Alleged Conduct Was Not "Unfair." 8

3. The Section 17200 Claim Fails Because Firsthand Improperly Seeks a Prior Restraint. 9

F. Goldstein Is Entitled to Recover His Attorneys' Fees Pursuant to the Anti-SLAPP Statute. 10

IV. CONCLUSION 10

TABLE OF AUTHORITIES

Page(s)

STATE CASES

Byars v. SCME Mortg. Bankers, Inc.
109 Cal. App. 4th 1134 (2003) 8

Cel-Tech Communications, Inc. v. Los Angeles Cellular Telephone Co.
20 Cal. 4th 163 (1999) 8

Chaves v. Mendoza
94 Cal. App. 4th 1083 (2001) 8

Cole v. Patricia A. Meyer & Associates, APC
206 Cal. App. 4th 1095 (2012) 5

ComputerXpress, Inc. v. Jackson
93 Cal. App. 4th 993 (2001) 6

Damon v. Ocean Hills Journalism Club
85 Cal. App. 4th 468 (2000) 6

Governor Gray Davis Committee v. American Taxpayers Alliance
102 Cal. App. 4th 449 (2002) 8

Hailstone v. Martinez
169 Cal. App. 4th 728 (2008) 7

Kronemyer v. Internet Movie Database Inc.
150 Cal. App. 4th 941 (2007) 5

Macias v. Hartwell
55 Cal. App. 4th 669 (1997) 6

Matson v. Dvorak
40 Cal. App. 539 (1995) 8

Morgan v. AT&T Wireless Serv., Inc.
177 Cal. App. 4th 1235 (2009) 9

Navellier v. Sletten
29 Cal. 4th 82 (2002) 5

Nygard, Inc. v. Uusi-Kerttula
159 Cal. App. 4th 1027 (2008) 6

Pfeiffer Venice Properties v. Bernard
101 Cal. App. 4th 211 (2002) 4, 5

Summit Bank v. Rogers
206 Cal. App. 4th 669 (2012) 4, 6

Traditional Cat Ass'n, Inc. v. Gilbreath
118 Cal. App. 4th 392 (2004) 4

FEDERAL CASES

Express, LLC v. Fetish Grp. Inc.
464 F. Supp. 2d 965 (C.D. Cal. 2006) 9

Global Telemedia Int'l, Inc. v. Doe 1
132 F. Supp. 2d 1261 (C.D. Cal. 2001) 6

Isuzu Motors Ltd. v. Consumers Union of United States, Inc.
12 F. Supp. 2d 1035 (1998) 9

New.Net, Inc. v. Lavasoft
356 F. Supp. 2d 1090 (C.D. Cal. 2004) 10

Pittsburgh Press Co. v. Pittsburgh Commission on Human Relations
413 U.S. 376 (1975) 9

STATE STATUTES

Cal. Bus. & Prof. Code § 17200 .... *passim*

Cal. Civ. Proc. Code § 425.16 .... 4, 7

Cal. Civ. Proc. Code § 425.16(a) 4

Cal. Civ. Proc. Code § 425.16(b)(1) 4

Cal. Civ. Proc. Code § 425.16(c)(1) 10

Cal. Civ. Proc. Code § 425.16(e) 4

Cal. Civ. Proc. Code § 425.16(e)(3) 5, 7

Cal. Civ. Proc. Code § 425.16(e)(4) 7

I. INTRODUCTION

This lawsuit is Plaintiff Firsthand Technology Value Fund's ("Firsthand") effort to silence Defendant Phillip Goldstein ("Goldstein"), an activist shareholder of Firsthand, vis-a-vis the Firsthand Board and its investment advisor. (Complaint ("Compl."), at ¶ 16.)[1] Toward that end, Firsthand asserts a frivolous California Business & Professions Code Section 17200 claim pursuant to which it seeks a broad injunction to prevent Goldstein from engaging in any Firsthand activities, including communicating with his fellow Firsthand shareholders and expressing his opinions publicly about Firsthand.

This is precisely the type of lawsuit that the California anti-SLAPP statute is intended to stop. There is nothing illegal or improper with being an "activist" shareholder and nothing illegal or improper with expressing opinions about a publicly traded company's Board or its investment advisor. Yet, via this lawsuit, Firsthand attempts to prohibit Goldstein from engaging in these protected acts of free speech. Indeed, if this lawsuit is allowed to go forward, every activist shareholder would be subject to legal claims.

Given that Firsthand's Section 17200 cause of action arises from Goldstein's exercise of free speech rights on a matter of public interest, the claim must be stricken under the anti-SLAPP statute unless Firsthand can establish a probability of success on the claim. Firsthand cannot satisfy this burden for a number of reasons, as discussed below. Accordingly, the Court should strike the Section 17200 cause of action and award Goldstein his attorneys' fees and costs incurred in defending against this cause of action.

II. FACTUAL BACKGROUND

A. Firsthand

Firsthand is a publicly traded venture capital fund that is incorporated in Maryland and has its principal place of business in San Jose, California. (*Id.* ¶ 3.) Firsthand provides investors with access to opportunities in privately held technology and clean tech companies. (*Id.*) Firsthand's

[1] As explained in more detail below, Goldstein is a principal of Bulldog Investors, which is a shareholder of Firsthand.

portfolio includes investments in companies that are in the semiconductor, social networking, solar energy, and telecommunications industries. (*Id.*)

By Firsthand's own account, its portfolio consists of fifteen companies and has total net assets worth $224 million, with approximately 8.5 million outstanding shares. (Declaration of Kyung M. Lee ("Lee Dec."), ¶ 2, Ex. A.) Firsthand also is registered with the SEC under the Investment Company Act of 1940. (*Id.* ¶ 3, Ex. B.)

B. ASA and Goldstein

ASA Gold and Precious Metals, Limited ("ASA") is a Bermuda corporation with its principal place of business in San Mateo, California. (Compl. ¶ 5.) ASA is a closed-end investment fund that primarily invests in gold, platinum, diamonds, and other precious metals. (*Id.*) Goldstein has been a member of the ASA Board of Directors since 2008. (*Id.* ¶ 6.)

Goldstein is the principal of the general partner of six private investment partnerships in the group of funds operated by Bulldog Investors ("Bulldog"), which has its principal place of business in Saddle Brook, New Jersey. (*Id.* ¶ 4.) Bulldog Investors is a value-oriented investment management firm for sophisticated and high net worth investors. (Declaration of Phillip Goldstein ("Goldstein Dec."), ¶ 2.) Bulldog will often take activist measures to enhance the value of its investments. (*Id.*)

C. Goldstein's Communications and Activities as a Firsthand Shareholder

Bulldog began purchasing Firsthand shares in the second half of 2012. (*Id.* ¶ 3.) Firsthand's shares started to trade at a discount to their net asset value in the latter part of 2012 and the early part of 2013. (Compl. ¶ 18.) Goldstein had a number of communications with the Firsthand Board and management in order to persuade Firsthand to launch a share buy-back program. (*Id.*)

In the Spring of 2013, Bulldog publicly announced its intention to elect different directors to Firsthand's Board and to terminate Firsthand's investment advisor, Firsthand Capital Management ("FCM"). (*Id.* ¶ 19.) Toward that end, Goldstein sent an April 10, 2013 letter to Firsthand shareholders, stating that Bulldog intended to "(1) elect directors who are committed to managing the discount and providing a liquidity event, and (2) replace [FCM] with one that is less

'visionary' but that has a track record of making money for investors." (Goldstein Dec. ¶ 4, Ex. A, at p. 4.) In the letter, Goldstein then urges Firsthand shareholders to send a message to Kevin Landis (Chief Investment Officer of FCM) and the Firsthand Board by "(1) voting to 'withhold' for the election of the Board's nominee for director, and (2) contacting [Landis] directly . . . to make [their] feelings known." (*Id.*) In that letter, Goldstein also writes (a) that "[i]t is difficult to understand how a diligent board of directors can justify the fees [Landis] and his team have reaped for what is indisputably poor performance"; (b) that Firsthand "has a multitude of problems: a portfolio manager who is not very good and is excessively compensated, a weak board, poor NAV performance, and a persistently wide discount"; (c) that Landis is a "passive investor looking for the next 'cool' thing"; and (d) that Landis has "no competitive advantage over other more successful managers that invest in the space – and [Firsthand's] discount reflects that problem." (*Id.* at p. 2, 3.)

Similarly, in an April 22, 2013 letter to Firsthand's Secretary, Kelvin Leung, Goldstein stated that (a) Landis receives "extraordinarily high compensation"; (b) Landis's "long-term performance can only be described as abysmal"; (c) "there are some people who should not be managing other people's money – and Kevin Landis has demonstrated that he is one of those people"; and (d) it is "inexplicable that the board has not already terminated [Landis's] firm management agreement." (*Id.* ¶ 5, Ex. B.) Goldstein concludes the letter by urging shareholders to vote to terminate the management agreement. (*Id.*) Goldstein also filed his April 22 letter with the Securities and Exchange Commission ("SEC") – and that letter is currently posted on the SEC website as well as cited by a number of other websites – and issued a press release and provided a copy to the press. (*Id.*; Lee Dec. ¶¶ 4-5, Exs. C & D.)

On September 30, 2013, Firsthand commenced this action, alleging that Goldstein and ASA intentionally interfered with Firsthand's contractual relations when they purportedly forced Rodney Yee, then a Firsthand Board member, to "resign" from the Firsthand Board. Firsthand also alleges that ASA and Goldstein engaged in "unfair business practices" under Section 17200 and that both defendants should therefore be "preclud[ed] . . . from further interference with the [Firsthand] Board or operations." (Compl. at p. 16.)

III. ARGUMENT

A. Background of the Anti-SLAPP Statute

California's anti-SLAPP statute (CCP § 425.16) was enacted to "encourage continued participation in matters of public significance, and that this participation should not be chilled through abuse of the judicial process." CCP § 425.16(a). Specifically, the statute provides that a claim for relief "shall be subject to a special motion to strike" if it "aris[es] from any act . . . in furtherance of that person's right of petition or free speech under the United States or California Constitution in connection with a public issue." CCP § 425.16(b)(1). The California legislature has made clear that the anti-SLAPP statute's protections are to be "construed broadly." CCP § 425.16(a).

A court considering an anti-SLAPP motion must engage in a two-part inquiry. First, a defendant must make an initial *prima facie* showing that the plaintiff's suit "arises from" protected activity. CCP § 425.16(b)(1). A defendant satisfies this burden by demonstrating that the act underlying the plaintiff's cause of action fits one of the categories listed in Section 425.16(e). *Summit Bank v. Rogers,* 206 Cal. App. 4th 669, 681 (2012). The categories are (1) statements or writings made before a legislative, executive, or judicial proceeding or any other official proceeding authorized by law; (2) statements or writings made in connection with an issue under consideration or review by a legislative, executive, or judicial body or other official proceeding authorized by law; (3) statements or writings made in a place open to the public or a public forum in connection with an issue of public interest; or (4) any other conduct in furtherance of the exercise of the constitutional right of petition or free speech in connection with a public issue or issue of public interest. CCP § 425.16(e).

Upon making this showing, the anti-SLAPP statute puts the plaintiff to its proof, requiring the plaintiff to demonstrate a "probability" of success by admissible evidence. *Summit Bank,* 206 Cal. App. 4th at 681. Moreover, the court may consider a defendant's opposing evidence to determine whether it defeats the plaintiff's case. *Traditional Cat Ass'n, Inc. v. Gilbreath,* 118 Cal. App. 4th 392, 398 (2004). If the plaintiff is unable to meet its burden, the court should strike the plaintiff's claims with prejudice and award the defendants their attorneys' fees. *See, e.g., Pfeiffer*

Venice Properties v. Bernard, 101 Cal. App. 4th 211, 215 (2002) ("[a]ward of attorney fees to a defendant who successfully brings a special motion to strike is not discretionary but mandatory").

B. Firsthand's Section 17200 Claim "Arises From" Goldstein's Exercise of Free Speech.

Firsthand's Section 17200 claim clearly "arises from" Goldstein's exercise of his right of free speech. Firsthand contends that all of Goldstein's acts alleged in the Complaint "constitute unfair business practices within the meaning of [Section 17200]." (Compl. ¶ 67.) In turn, the alleged "acts" consist of, *inter alia,* Goldstein's communications with the Firsthand Board and management about launching a share buy-back program and Goldstein's communications with Firsthand shareholders and the public about the Board slate and Firsthand's investment advisor. Citing these acts, Firsthand requests injunctive relief "precluding Goldstein from further interference with the [Firsthand] Board or operations." (*Id.* at p. 16.) Firsthand seeks to prevent Goldstein from exercising his First Amendment rights indefinitely vis-a-vis the Firsthand Board and operations — even though Bulldog is Firsthand's largest shareholder. *See Navellier v. Sletten,* 29 Cal. 4th 82, 89 (2002) (the "critical consideration is whether the cause of action is *based on* the defendant's protected free speech or petitioning activity" (italics in original)).

C. The Section 17200 Claim Is Predicated on Speech Appearing in a Public Forum on a Matter of Public Interest.

As noted above, one of the categories set forth in Section 425.16(e) is described as "any written or oral statement or writing made in a place open to the public or a public forum in connection with an issue of public interest . . . ." CCP § 425.16(e)(3). Goldstein's speech falls squarely within this subsection (e)(3).

1. The Internet is a public forum.

Modern precedent recognizes the Internet as the prototypical public forum. *See, e.g., Cole v. Patricia A. Meyer & Associates, APC,* 206 Cal. App. 4th 1095, 1121 (2012) ("An Internet Web site that is accessible to the general public is a public forum."); *Kronemyer v. Internet Movie Database Inc.,* 150 Cal. App. 4th 941, 950 (2007) ("Statements on [the] Web site are accessible to anyone who chooses to visit the site, and thus they 'hardly could be more public.'" (citation

omitted).)

In this case, as noted before, Goldstein filed his April 22 letter with the SEC and provided a copy to the press. That letter subsequently has been posted on the SEC website and cited on a number of other websites. (Goldstein Dec. ¶ 5., Ex. B; Lee Dec. ¶¶ 4-5., Exs. C & D.) Among other things, in the letter, Goldstein criticizes Landis's "long-term performance" as an investment advisor and urges Firsthand shareholders to vote to terminate FCM's management agreement.

2. The accuracy of reports about public companies is an issue of public interest.

"Public interest" within the meaning of the anti-SLAPP statute is construed broadly. *See Nygard, Inc. v. Uusi-Kerttula,* 159 Cal. App. 4th 1027, 1039 (2008). For example, "public interest" has been construed to "include . . . private conduct that impacts a broad segment of society." *Damon v. Ocean Hills Journalism Club,* 85 Cal. App. 4th 468, 479 (2000). *See, e.g., Damon,* 85 Cal. App. 4th 468 (critical statements about the general manager of a residential community made in connection with upcoming board elections and recall campaigns affecting 3,000 residents are protected under the anti-SLAPP statute); *Macias v. Hartwell,* 55 Cal. App. 4th 669, 674 (1997) (critical statements during a union election affecting 10,000 members are protected under the anti-SLAPP statute). "Taken together, these cases and the legislative history that discusses them suggest that 'an issue of public interest' . . . is *any issue in which the public is interested.*" *Nygard,* 159 Cal. App. 4th at 1042 (italics in original).

Importantly, courts have recognized that the management and performance of a publicly traded company is a matter of public interest. In *ComputerXpress, Inc. v. Jackson,* 93 Cal. App. 4th 993 (2001), for instance, the court concluded that the defendants' alleged statements about the plaintiff company's directors and officers were a matter of public interest because the plaintiff was a publicly traded company with 12 million to 24 million outstanding shares and issued press releases to promote itself. *See Global Telemedia Int'l, Inc. v. Doe 1,* 132 F. Supp. 2d 1261, 1265-66 (C.D. Cal. 2001) (defendant is a "matter of public interest . . . because it has had over 18,000 public investors"); *Summit Bank,* 206 Cal. App. 4th at 693-694 ("[C]omments criticizing . . . the performance of public corporations have been found protected by the anti-SLAPP statute").

The same rationale applies in the instant case. Firsthand is a publicly traded venture capital fund and registered with the SEC under the Investment Company Act of 1940. (Compl. ¶ 3; Lee Dec. ¶ 3, Ex. B.) Its portfolio consists of fifteen companies, has total net assets worth $224 million, and has approximately 8.5 million outstanding shares. (Lee Dec. ¶ 2, Ex. A.) Against this backdrop, the issues regarding which Goldstein exercised his right of free speech are issues of public interest.

D. The Section 17200 Claim is Predicated on Conduct in Furtherance of the Exercise of Free Speech in Connection With an Issue of Public Interest.

Firsthand's Section 17200 claim is protected for another reason. Specifically, Goldstein's alleged conduct and speech fall within the category set forth in Section 425.16(e)(4), which is described as "***any other conduct*** in furtherance of the exercise of . . . the constitutional right of free speech in connection with a public issue or an issue of public interest." CCP § 425.16(e)(4) (emphasis added).

First, Goldstein's conduct – *i.e.*, communications with the Board, shareholders, management, and the public – constitutes conduct in furtherance of the exercise of the right of free speech. Among other things, Goldstein exercised his right of free speech by expressing his opinion about the Firsthand Board slate and investment advisor, FCM. Such conduct is protected by the First Amendment.

Second, Goldstein's conduct is "in connection with . . . an issue of public interest" for the same reasons set forth in *supra* Section C.2.

Third, Section 425.16(e)(4), unlike Section 425.16(e)(3) – which is discussed in *supra* Section C – does not require that the communications take place in a public forum. Thus, to the extent that some of Goldstein's communications were "private" communications between only himself and Firsthand management, those communications fall within Section 425.16(e)(4). *See Hailstone v. Martinez*, 169 Cal. App. 4th 728, 736 (2008) ("[P]rotection under section 425.16 for statements in connection with a public issue or an issue of public interest is not dependent on those statements having been made in a public forum. Rather, subdivision (e)(4) of section 425.16 applies to private communications concerning issues of public interest.").

E. Firsthand Cannot Establish a Likelihood of Prevailing on its Section 17200 Claim.

1. Firsthand Bears the Burden to Establish a Probability of Prevailing on its Section 17200 Claim.

Once the court finds that a plaintiff's claim is subject to the anti-SLAPP statute, the burden shifts to the plaintiff, who must demonstrate a probability of prevailing on in its claim. *See Governor Gray Davis Committee v. American Taxpayers Alliance*, 102 Cal. App. 4th 449, 460 (2002). To meet this burden, a plaintiff "'must demonstrate that the complaint is both legally sufficient and supported by a sufficient *prima facie* showing of facts to sustain a favorable judgment if the evidence submitted by the plaintiff is credited.'" *Matson v. Dvorak*, 40 Cal. App. 539 (1995). In other words, the burden is now on the plaintiff to put forth evidence that would be admissible at trial. *Chaves v. Mendoza*, 94 Cal. App. 4th 1083, 1087 (2001). For the reasons stated below, Firsthand fails to meet this burden.

2. Goldstein's Alleged Conduct Was Not "Unfair."

Firsthand alleges that Goldstein violated Section 17200, but Firsthand cannot prove any "unlawful," "unfair," or "fraudulent" business practice by Goldstein. Specifically, for its Section 17200 claim, Firsthand alleges only, in conclusory fashion, that "[t]he acts outlined above by Goldstein and ASA constitute unfair business practices within the meaning of . . . Section 17200." (Compl. ¶ 67.) But Firsthand is unlikely to be able to demonstrate that Goldstein's alleged conduct was "unfair." An "unfair" act under the statute is "conduct that threatens an incipient violation of an antitrust law, or violates the policy or spirit of one of those laws because its effects are comparable to or the same as a violation of the law, or otherwise significantly threatens or harms competition." *Cel-Tech Communications, Inc. v. Los Angeles Cellular Telephone Co.*, 20 Cal. 4th 163, 187 (1999); *Byars v. SCME Mortg. Bankers, Inc.*, 109 Cal. App. 4th 1134, 1147 (2003) (applying *Cel-Tech* to a consumer action). Firsthand cannot allege, let alone prove, any incipient violation of the antitrust laws, any violation of the policies underlying the antitrust laws, or any actual or threatened harm to competition.

Moreover, even if Firsthand were to allege that Goldstein engaged in "unlawful" or "fraudulent" conduct under Section 17200, such a claim would fail as well. "An unlawful

business practice under the UCL is 'anything that can properly be called a business practice and that at the same time is forbidden by law.'" *Morgan v. AT&T Wireless Serv., Inc.*, 177 Cal. App. 4th 1235, 1254 (2009). Because Firsthand's claim for intentional interference with a contractual relationship fails, it cannot show that any conduct by Goldstein was unlawful. *See* Defendant Goldstein's MPA iso Demurrer, Section III.A. Likewise, Firsthand fails to allege, let alone show, that any of the alleged actions were "fraudulent." In order to prove liability for "fraudulent" conduct, a plaintiff must show that *members of the public* are likely to be deceived. *See Express, LLC v. Fetish Grp. Inc.*, 464 F. Supp. 2d 965, 980 (C.D. Cal. 2006) (dismissing claims because plaintiff failed to show "members of the public" were likely to be deceived). Here, Firsthand cannot make such a demonstration, given that Firsthand alleges only injury to itself.

3. The Section 17200 Claim Fails Because Firsthand Improperly Seeks a Prior Restraint.

The Section 17200 claim fails for a separate and independent reason. The injunctive relief that Firsthand seeks – *i.e.*, "precluding Goldstein from further interference with the [Firsthand] Board or operations" – violates the First Amendment. As mentioned before, the requested injunction would effectively preclude Goldstein from advocating changes to the Firsthand Board, including through speech or any other mode of communication. *See Isuzu Motors Ltd. v. Consumers Union of United States, Inc.*, 12 F. Supp. 2d 1035, 1048 (1998) ("[I]njunctive relief is only available under § 17200 where the injunction sought is in keeping with the First Amendment jurisprudence.").

Prior restraints are "presumptively unconstitutional." *Isuzu Motors Ltd.*, 12 F. Supp. 2d at 1048. The United States Supreme Court has stated that the "special vice of a prior restraint is that communication will be suppressed, either directly or by inducing excessive caution in the speaker, before an adequate determination that it is unprotected by the First Amendment." *Pittsburgh Press Co. v. Pittsburgh Commission on Human Relations*, 413 U.S. 376, 390 (1975). Yet, this is exactly what Firsthand seeks to accomplish through this lawsuit. Firsthand endeavors to suppress any and all of Goldstein's communications that purportedly "interfere[ ] with the [Firsthand] Board or operations" before anyone can even make an "adequate determination" regarding these

communications under the First Amendment. (Compl., at p. 16.)

For this reason alone, Plaintiff is unlikely to prevail on its Section 17200 claim.

F. Goldstein Is Entitled to Recover His Attorneys' Fees Pursuant to the Anti-SLAPP Statute.

Section 425.16(c)(1) states: "a prevailing defendant on a special motion to strike shall be entitled to recover his or her attorney's fees and costs." CCP § 425.16(c)(1). In turn, this statute should be "broadly construed so as to effectuate the legislative purpose of reimbursing the prevailing defendant for expenses incurred in extricating him or herself from a baseless lawsuit" that is designed to chill free speech. *New.Net, Inc. v. Lavasoft*, 356 F. Supp. 2d, 1090, 1115 (C.D. Cal. 2004). Moreover, an attorneys' fee award is proper even when the anti-SLAPP motion does not result in the dismissal of the entire action, and instead, only one cause of action. *Id.* Goldstein has incurred substantial fees and costs as a consequence of Firsthand's frivolous lawsuit, which is essentially aimed at silencing Goldstein. Goldstein, therefore, is entitled to recover his attorneys' fees and costs incurred in defending this action.

IV. CONCLUSION

For the foregoing reasons, Defendant Goldstein respectfully requests that his Special Motion to Strike be granted and that he be awarded attorneys' fees and costs incurred in defending this action.

Dated: November 18, 2013

BERGESON, LLP

By: ______________________
Daniel J. Bergeson

Attorneys for Defendant
PHILLIP GOLDSTEIN